Remote Dynamics, Inc.
1155 Kas Drive, Suite 100
Richardson, TX 75081

January 25, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Michelle Anderson

Re:	Remote Dynamics, Inc.
Preliminary Information Statement on Schedule 14C
(File No. 00-26140) filed December 27, 2006

Ladies and Gentlemen:

The following responds to the comments of the reviewing Staff of the Commission communicated by telephone on January 17, 2007 relating to the above-referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”) of Remote Dynamics, Inc. (the “Company”).

The Staff has asked the Company to provide its analysis as to why the corporate actions described in the Information Statement are not of a nature that require the Company to include in the Information Statement the disclosure set forth in Item 14 of Schedule 14A with respect the Company’s recent acquisition of BounceGPS, Inc. (the “Bounce Acquisition”).

Background

The Information Statement relates to the following corporate actions being authorized by the stockholders of the Company:

1.
An amendment to the Company’s Amended and Restated Certificate of Incorporation to authorize (after giving effect to the reverse stock split described below) 575,000,000 authorized shares of our common stock having a par value of $0.01 per share (the “Share Increase”); and

2.
A reverse stock split of the Company’s common stock such that each fifty (50) shares of its issued and outstanding common stock shall automatically be reclassified and continued as one share of common stock (the “Reverse Stock Split”).

Securities and Exchange Commission
January 25, 2007

Note A to Schedule 14A (applicable to Schedule 14C pursuant to Item 1 thereof) reads in pertinent part:

“Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this Schedule, the information called for by such other items shall also be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.”

Analysis

The Company believes that the Reverse Stock Split and the Share Increase are not necessary elements of the Bounce Acquisition and, as a result, do not “involve” the Bounce Acquisition within the meaning of Note A of Schedule 14A for the following reasons:

1. No stockholder action or approval of any kind was necessary to consummate the Bounce Acquisition.

The Company did not require stockholder action or approval of any kind to enter into the Share Exchange Agreement, dated as of November 30, 2006, with Bounce Mobile Systems, Inc. relating to the Bounce Acquisition. Furthermore, as negotiated by the parties to the transaction, the closing of the acquisition was in no way conditioned upon the Company obtaining stockholder approval of the Reverse Stock Split or the Share Increase.

The Company was authorized by prior stockholder action to issue the Series C Preferred Stock and other securities issued in connection with the Bounce Acquisition. For example, the Company’s Amended and Restated Certificate of Incorporation authorizes the issuance of 2,000,000 shares of “blank check” preferred stock having such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions and voting rights as may be determined by the Company’s Board of Directors.

2. Any failure to obtain stockholder approval of the Reverse Stock Split and Share Increase would have no impact on the effectiveness of the Bounce Acquisition.

All conditions to closing were satisfied and the closing of the Bounce Acquisition occurred on December 4, 2006. Any failure to obtain stockholder approval of the Reverse Stock Split or the Share Increase subsequent to the closing of the acquisition will have no impact on the completion and effectiveness of the acquisition.

Securities and Exchange Commission
January 25, 2007

The Company acknowledges that, based on the current conversion ratio of the Series C Preferred Stock and other securities issued to complete the acquisition, the Company does not have sufficient authorized shares of Common Stock to meet its current obligations to reserve shares of its Common Stock for issuance upon conversion or exercise of the securities issued to complete the Bounce Acquisition.

However, the Company believes that the existence of such share reserve obligations does not itself establish the involvement contemplated by Note A between the Reverse Stock Split/Share Increase and the Bounce Acquisition. The example provided in Note A illustrates a scenario in which the authorization of securities “which are to be used to acquire another specified company” would trigger an Item 14 disclosure obligation. The example thus appears to contemplate a situation in which the authorization of securities is a necessary element to complete an acquisition, rather than simply to comply with post-closing contractual obligations that do not affect a company’s ability to complete the acquisition.

3. The Company has independent obligations to complete the Reverse Stock Split and Share Increase.

The Company has obligations, independent of the Bounce Acquisition, to seek stockholder approval of the Reverse Stock Split and Share Increase. More specifically, under the terms of the November 2006 private placement of its Series B Subordinated Secured Convertible Promissory Notes (the “Series B Notes”) and other securities, the Company is obligated to use its commercially reasonable efforts to obtain stockholder approval for the Reverse Stock Split and Share Increase. The Company is further required pursuant to the terms of Series B Notes and other of its outstanding securities (as described in more detail in the Information Statement) to maintain reserved shares of its Common Stock for issuance upon the conversion or exercise of the securities in an amount equal to 150% of the amount needed at any one time for the conversion and exercise. Accordingly, even if the Bounce Acquisition had not occurred, the Company would be seeking stockholder approval of the Reverse Stock Split and Share Increase to satisfy its other outstanding obligations.

Conclusion

Based on the foregoing, the Company believes that the Reverse Stock Split and the Share Increase are not necessary elements of the completed Bounce Acquisition and do not “involve” the Bounce Acquisition within the meaning of Note A of Schedule 14A. As a result, the Company would not be required to include in the Information Statement the disclosure set forth in Item 14 of Schedule 14A with respect to the Bounce Acquisition

Securities and Exchange Commission
January 25, 2007

We trust that the foregoing analysis appropriately addresses the issues raised by the Staff. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Neil Read
Neil Read
Vice President and Chief Financial Officer